Exhibit 99.1

Namib Minerals Commences Dewatering at Redwing Mine in Support of Restart Project

NEW YORK, Feb. 12, 2026 (GLOBE NEWSWIRE) -- Namib Minerals (“Namib Minerals” or “the Company”), (Nasdaq: NAMM), today provided an update on progress at its Redwing Mine in Zimbabwe, confirming that dewatering activities commenced on January 29, 2026, in line with the work plan outlined in the Company’s November 2025 business update. The dewatering phase will enable access to the mine for feasibility studies, including underground condition assessments and detailed engineering evaluations, which will inform the next stages of the restart project at Redwing.

The Company noted that progress to date is consistent with the planned enabling works and reflects the Company’s disciplined, safety-focused approach to restarting production at the Redwing Mine.

“Dewatering at Redwing is progressing as planned and represents an important milestone in the restart process,” said Ibrahima Tall, Chief Executive Officer of Namib Minerals. “We are focused on building Namib Minerals into a mid-tier gold producer, targeting meaningful reserve growth, with Redwing’s future restart representing an important step toward that goal.”

#             #             #

About Namib Minerals

Namib Minerals (NASDAQ: NAMM) is a gold producer, developer and explorer with operations focused in Zimbabwe. Namib Minerals is a significant player in Africa’s mining industry, driving sustainable growth and innovation across the sector. Currently Namib Minerals operates the How Mine, an underground gold mine in Zimbabwe, and aims to restart two assets in Zimbabwe. For additional information, please visit namibminerals.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts contained in this update are forward-looking statements. Any statements that refer to estimates or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. Forward-looking statements include, without limitation, the prospects of the restart project at the Redwing Mine including related feasibility studies. The forward-looking statements are based on our current expectations and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks and uncertainties which include the Company’s ability to execute on its plans and raise required capital for the restart. The foregoing list is not exhaustive. You should carefully consider the foregoing factors, any other factors discussed in this press release and the other risks and uncertainties described in the filings we make with Securities and Exchange Commission. We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

Contacts:

Investor Relations:
ir@namibminerals.com